Exhibit 21.1

LIST OF SUBSIDIARIES OF CHINA BIOPHARMA, INC.

1.	China Biopharma Ltd. (“CBL”), Cayman Islands

2.	Zhejiang Tianyuan Biotech Co., Ltd. (“ZTBC”), China

3.	Hainan CITIC Bio-Pharmaceutical Development Co., Ltd. (“HCBD”), China

4.	China Quantum Communications Ltd. (“CQCL”), Cayman Islands

5.	Guang Tong Wang Luo (China) Co. Ltd. (a.k.a. Quantum Communications (China) Co., Ltd.) (“QCCN”), China